UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported) July 14, 2025

BECTON, DICKINSON AND COMPANY

(Exact Name of Registrant as Specified in Its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

001-4802	22-0760120
(Commission File Number)	(IRS Employer Identification No.)

1 Becton Drive, Franklin Lakes, New Jersey	07417-1880
(Address of Principal Executive Offices)	(Zip Code)

(201) 847-6800

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each exchange on Which Registered
Common stock, par value $1.00	BDX	New York Stock Exchange
1.900% Notes due December 15, 2026	BDX26	New York Stock Exchange
1.208% Notes due June 4, 2026	BDX/26A	New York Stock Exchange
1.213% Notes due February 12, 2036	BDX/36	New York Stock Exchange
0.034% Notes due August 13, 2025	BDX25A	New York Stock Exchange
3.519% Notes due February 8, 2031	BDX31	New York Stock Exchange
3.828% Notes due June 7, 2032	BDX32A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On July 14, 2025, Becton, Dickinson and Company, a New Jersey corporation (the “Company” or “BD”), issued a joint press release with Waters Corporation, a Delaware corporation (“Waters”), announcing entry into definitive agreements pursuant to which the Company’s Biosciences and Diagnostic Solutions business will be combined with Waters in a Reverse Morris Trust transaction. The press release also announced that the Company and Waters will be hosting a joint conference call and webcast at 8:00 a.m., Eastern Time, on July 14, 2025, to discuss the transaction. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. The presentation to be used during the joint conference call and webcast is attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

Also on July 14, 2025, the Company published an investor presentation in connection with the transaction. A copy of the investor presentation is attached hereto as Exhibit 99.3 and incorporated into this Item 7.01 by reference. The Company is also furnishing certain information which is attached hereto as Exhibit 99.4 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4, shall neither be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in the Securities Act and Section 21E of the Exchange Act, including statements regarding the proposed transaction among Waters, BD and Augusta SpinCo Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the

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transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS,

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CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated as of July 14, 2025

99.2	Investor Presentation, dated as of July 14, 2025

99.3	Investor Presentation, dated as of July 14, 2025

99.4	New BD Overview, dated as of July 14, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BECTON, DICKINSON AND COMPANY
(Registrant)

By:	/s/ Stephanie M. Kelly
Stephanie M. Kelly
Chief Securities and Governance Counsel, Corporate Secretary

Date: July 14, 2025

Exhibit 99.1

Waters and BD’s Biosciences & Diagnostic Solutions Business to Combine,

Creating a Life Science and Diagnostics Leader Focused on Regulated, High-Volume Testing

•	Strong strategic fit that increases presence in multiple high-growth adjacencies and offers immediate commercial impact from Waters’ proven execution model

•	Doubles Waters’ total addressable market to approximately $40 billion, with 5-7% annual growth

•	Creates a combined company with pro forma expected 2025 sales of approximately $6.5 billion and adjusted EBITDA of approximately $2.0 billion

•	Increases annual recurring revenue to over 70% with over 80% of revenue coming from iconic market-leading brands

•	Anticipate approximately $345 million in annualized EBITDA synergies by 2030, including $200 million of cost synergies by year three, and $290 million of revenue synergies by year five

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Delivers an industry-leading financial outlook with mid-to-high single-digit revenue growth, approximately 500 basis points of adjusted operating margin expansion, and mid-teens annualized adjusted EPS growth expected over five years

•	Transaction expected to be accretive to adjusted EPS in the first year

•	Companies to host joint conference call at 8:00 a.m. ET today

MILFORD, Mass., and FRANKLIN LAKES, N.J., July 14, 2025 – Waters Corporation (NYSE: WAT) and BD (Becton, Dickinson and Company) (NYSE: BDX) today announced a definitive agreement to combine BD’s Biosciences & Diagnostic Solutions business with Waters, creating an innovative life science and diagnostics leader with pioneering technologies and an industry-leading financial outlook. The agreement is structured as a tax-efficient Reverse Morris Trust transaction valued at approximately $17.5 billion.

Compelling Strategic and Financial Benefits

The companies expect that the transaction will create substantial shareholder value by:

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Bringing together complementary technologies to serve high-volume testing in attractive and regulated end-markets: The combined company will have best-in-class liquid chromatography, mass spectrometry, flow cytometry, and diagnostic solutions, doubling Waters’ total addressable market to approximately $40 billion.

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Increasing annual recurring revenue in high-quality applications: Over 70% of the combined company’s revenue is expected to be recurring annually and over half of instrument revenue is expected to be recurring within a typical five- to ten-year replacement cycle.

•	Accelerating Waters’ expansion into multiple high-growth adjacent end-markets:

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The bioseparations portfolio will expand by combining Waters’ chemistry expertise and BD’s biologics expertise to unlock new ways to separate large molecules and to drive growth in biologics and novel modalities with next-generation consumables.

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In bioanalytical characterization, Waters’ expertise in downstream high-volume applications and its established Empower™ informatics platform are well-positioned to deploy BD’s flow cytometry and PCR technologies into large molecule QA/QC.

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BD’s regulatory expertise and established presence in clinical and diagnostic settings is expected to drive enhanced market access, improved service support, accelerated menu expansion, and automation for multiplex diagnostics using LC-MS technologies from Waters.

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Applying Waters’ proven execution model to unlock the full potential of BD’s Biosciences & Diagnostic Solutions business: Waters will systematize execution across instrument replacement, service plan attachment, e-commerce adoption, and new product launches.

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Delivering substantial cost and revenue synergies: The transaction is expected to create approximately $200 million of cost synergies by year three post-closing, and approximately $290 million of revenue synergies by year five, resulting in approximately $345 million of annualized EBITDA synergies by 2030.

•	Cost synergies are expected to be driven primarily by optimization in manufacturing, supply chain, and SG&A, while maintaining a strong commitment to R&D and commercial investments.

•	Revenue synergies are expected to be derived from commercial excellence, accelerating expansion into high-growth adjacencies, and realizing cross-selling opportunities.

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Providing an industry-leading pro forma growth outlook with rapid adjusted EPS accretion: The combined company is expected to generate pro forma revenue of approximately $6.5 billion and approximately $2.0 billion in pro forma adjusted EBITDA for calendar year 2025. On a pro forma basis, the combination is expected to deliver mid-to-high single-digit revenue growth and mid-teens adjusted EPS growth on an annualized basis between 2025 and 2030. By 2030, the pro forma combined company is expected to have an industry-leading financial outlook with approximately $9 billion in revenue, $3.3 billion in adjusted EBITDA, and an adjusted operating margin of 32%. The transaction is expected to be accretive to adjusted EPS in the first year post-closing.

Executive Commentary

Flemming Ornskov, M.D., M.P.H., Chairman, Waters, said:

“This transaction marks a pivotal milestone in Waters’ transformation journey as we embark on a new chapter of growth and value creation. As the Board of Directors evaluated this opportunity throughout the process, it became evident that combining with BD’s Biosciences & Diagnostic Solutions business is an excellent strategic fit with complementary strengths. We are confident that this combination will accelerate our strategy in multiple high-growth markets and deliver substantial near- and long-term value to our shareholders.”

Udit Batra, Ph.D., President and Chief Executive Officer, Waters, said:

“Waters’ transformation, marked by strong commercial execution and revitalized innovation, positions us well for this exciting next chapter. We see tremendous opportunity to immediately apply our expertise in instrument replacement, service plan attachment, and eCommerce expansion, and realize the full potential of the flow cytometry and specialty diagnostics portfolios. The combination doubles our accessible market to approximately $40 billion and allows us to accelerate value creation in multiple high-growth adjacencies such as bioseparations, bioanalytical characterization, and multiplex diagnostics, while increasing the ratio of our annually recurring revenues.”

“We are bringing together two pioneering organizations with a rich history of delivering breakthrough innovations driven by strong R&D investment and a common customer-centric culture. I look forward to welcoming our talented and like-minded colleagues from BD’s Biosciences & Diagnostic Solutions business and leading the collective organization. Together, we will work to make this combination a resounding success for our stakeholders and deliver significant value for shareholders.”

Tom Polen, Chairman, CEO and President, BD, said:

“We are bringing together complementary portfolios and channels that create an industry-leading life science and diagnostics company. We see an incredible opportunity to leverage both companies’ commitments to unparalleled innovation, technology, and commercial presence to serve attractive high-growth end-markets, while simultaneously unlocking multiple new growth vectors. We couldn’t be more confident that the combined company, under Udit’s leadership, represents the best path to create substantial value for shareholders. Waters offers the right cultural fit for our Biosciences & Diagnostic Solutions associates to flourish and continue their legacy of developing new-to-world, innovative solutions that make a meaningful impact on global healthcare.”

“This transaction is an important milestone for BD, as it enhances our strategic focus as a leading medical technology company. BD is committed to unlocking long-term value through continued investment in our strong innovation pipeline, and operational and commercial excellence that will drive durable and profitable growth. BD will also receive a cash distribution of approximately $4 billion, which enhances our capital allocation framework, including a commitment to use at least half of the cash proceeds to repurchase shares, with the remaining balance allocated to debt repayment.”

Additional Transaction Details

The transaction, which has been unanimously approved by the Boards of Directors of both Waters and BD, is structured as a Reverse Morris Trust, where BD’s Biosciences & Diagnostic Solutions business will be spun-off to BD shareholders and simultaneously merged with a wholly owned subsidiary of Waters. BD’s shareholders are expected to own approximately 39.2% of the combined company, and existing Waters shareholders are expected to own approximately 60.8% of the combined company. BD will also receive a cash distribution of approximately $4 billion prior to completion of the combination, subject to adjustment for cash, working capital, and indebtedness. The transaction is expected to be generally tax-free for U.S. federal income tax purposes to BD and BD’s shareholders. Waters is expected to assume approximately $4 billion of incremental debt, which would result in a net-debt-to-adjusted EBITDA leverage ratio for the combined company of 2.3x at closing. The transaction is expected to close around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, and satisfaction of other customary closing conditions.

Management, Governance, and Headquarters

Upon closing of the transaction, Udit Batra, Ph.D., Waters President and Chief Executive Officer, will lead the new entity, and Amol Chaubal will serve as SVP and Chief Financial Officer. Executives from both companies will serve in key leadership roles to be announced at a later date. Up to two BD designees will join the Waters Board of Directors upon closing.

The combined company will continue to operate under the Waters name and retain its listing on the New York Stock Exchange under the ticker symbol WAT. Waters’ headquarters will remain in Milford, Mass., and the combined company will maintain a significant presence where the BD Biosciences & Diagnostic Solutions business currently operates.

Overview of BD Biosciences & Diagnostic Solutions

Biosciences is a leader in immunology and cancer research solutions and related clinical diagnostics, including flow cytometry instruments and reagents, and innovative multiomics tools. Diagnostic Solutions is a leader in microbiology and infectious disease diagnostics, including molecular diagnostics, cervical cancer screening, microbiology automation, and point-of-care offerings. Both businesses have strong leadership teams with unparalleled commercial, manufacturing, engineering, and R&D expertise, and are dedicated to bringing the next generation of breakthrough innovations to researchers, clinicians, and patients.

For calendar year 2025, BD’s Biosciences & Diagnostic Solutions business is expected to generate revenue of approximately $3.4 billion and adjusted EBITDA of approximately $925 million.

Advisors

Barclays is serving as financial advisor to Waters, and Kirkland & Ellis LLP is serving as legal counsel.

Citi is acting as lead financial advisor to BD, with Evercore also serving as a financial advisor. Wachtell, Lipton, Rosen & Katz is serving as lead legal counsel to BD.

Investor Call

Waters and BD will hold a joint conference call today, July 14, 2025, at 8:00 a.m. ET. The webcast of the call and the related materials will be available on Waters’ and BD’s investor relations websites at ir.waters.com and investors.bd.com.

Additional information and materials related to the transaction can be found at combination.waters.com/.

About Waters Corporation

Waters Corporation (NYSE:WAT), is a global leader in analytical instruments, separations technologies, and software, serving the life, materials, food, and environmental sciences for over 65 years. Our Company helps ensure the efficacy of medicines, the safety of food and the purity of water, and the quality and sustainability of products used every day. In over 100 countries, our 7,600+ passionate employees collaborate with customers in laboratories, manufacturing sites, and hospitals to accelerate the benefits of pioneering science.

About BD

BD is one of the largest global medical technology companies in the world and is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. The company supports the heroes on the frontlines of health care by developing innovative technology, services and solutions that help advance both clinical therapy for patients and clinical process for health care providers. BD and its more than 70,000 employees have a passion and commitment to help enhance the safety and efficiency of clinicians’ care delivery process, enable laboratory scientists to accurately detect disease and advance researchers’ capabilities to develop the next generation of diagnostics and therapeutics. BD has a presence in virtually every country and partners with organizations around the world to address some of the most challenging global health issues. By working in close collaboration with customers, BD can help enhance outcomes, lower costs, increase efficiencies, improve safety and expand access to health care. For more information on BD, please visit bd.com or connect with us on LinkedIn at www.linkedin.com/company/bd1/, X (formerly Twitter) @BDandCo or Instagram @becton_dickinson.

Additional Information and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

It should also be noted that projected financial information for the combined businesses of Waters and SpinCo is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on Waters’ and BD’s operating results.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EPS and adjusted operating margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For Calendar Year 2025, Waters’ projected adjusted EBITDA for BD’s Biosciences & Diagnostic Solutions business is approximately $925 million. Due to the SEC methodology that requires allocating BD’s corporate overhead costs (approximately $200 million), which are not required to operate the Bioscience & Diagnostic Solutions business and will not transfer post-spin, as well as approximately $100 million in one-time, non-recurring costs related to the spin-off, transaction, and restructuring, EBITDA for BD’s Biosciences & Diagnostic Solutions business in BD’s carveout financial statements for the same period would be expected to be approximately $300 million lower.

Contacts

Waters Corporation	BD
Molly Gluck Head of External Communications Waters Corporation 617.833.8166 Molly_Gluck@waters.com	Troy Kirkpatrick VP, Public Relations BD 858.617.2361 troy.kirkpatrick@bd.com

Caspar Tudor Head of Investor Relations Waters Corporation 508.482.3448 Investor_relations@waters.com	Adam Reiffe Sr. Director, Investor Relations BD 201.847.6927 adam.reiffe@bd.com

Exhibit 99.2 Biosciences & Diagnostic Solutions CREATING A Life Science Tools & Diagnostics Leader Focused on Regulated, High-Volume Testing July 14, 2025

Biosciences & Diagnostic Solutions Disclaimer Additional Information and Where to Find It: This communication is not intended to and does not constitute an offer to sell or the solicitation of an materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of accordance with applicable law. Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.” Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. Participants in the Solicitation Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of It should also be noted that projected financial information for the combined businesses of Waters and SpinCo is based on management’s estimates, Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above. Waters and BD or on Waters’ and BD’s operating results. Cautionary Statement Regarding Forward-Looking Statements This communication includes “forward-looking statements” as that term is Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology Note Regarding Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits adjusted EBITDA, free cash flow, adjusted EBITDA margin, adjusted EPS and adjusted operating margin. These Non-GAAP Measures should not be used in of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For Calendar Year 2025, Waters’ projected adjusted EBITDA for BD’s Biosciences & Diagnostic Solutions business is approximately $925 million. Due to the SEC methodology that requires allocating the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, BD’s corporate overhead costs (approximately $200 million), which are not required to operate the Bioscience & Diagnostic Solutions business and will not legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. transfer post-spin, as well as approximately $100 million in one-time, non-recurring costs related to the spin-off, transaction, and restructuring, EBITDA for BD’s Biosciences & Diagnostic Solutions business in BD’s carveout financial statements for the same period would be expected to be approximately $300 million These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations lower. generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties 2025 WATERS CORPORATION 1

Biosciences & Diagnostic Solutions Today’s Speakers Dr. Udit Batra Tom Polen Amol Chaubal Christopher DelOrefice Waters President BD Chairman, Waters SVP, BD EVP, & Chief Executive Officer CEO & President Chief Financial Officer Chief Financial Officer 2025 WATERS CORPORATION 2

A Strong, Shared Culture of Pioneering Science

Waters™ + BD Biosciences & Diagnostic Solutions

50+ Years

Defining Separations Science with **Liquid Chromatography**

50+ Years

Advancing the Field of Biology with **Flow Cytometry**

Best-in-Class Innovators

Waters™ + BD Biosciences & Diagnostic Solutions



Nobel Laureate R. B. Woodward
Used first commercial HPLC
in B12 synthesis w/ Jim Waters

1965
R. B. Woodward
Nobel Prize in Chemistry



Nobel Prize

2019
Kaelin Jr., Ratcliffe, & Semenza
Nobel Prize for Medicine


Science
QUICK PICKS

Cover Story of *Science* (Jan. 2022)
Acknowledging Landmark Innovation
of BD CellView in Flow Cytometry

2025 WATERS CORPORATION 3

A Significant Value Creation Opportunity

Waters™ + BD Biosciences & Diagnostic Solutions

Creates an **Innovation Leader** with **Robust Financial Strength**…

Waters™ + BD Biosciences & Diagnostic Solutions

~$6.5B Revenue (Pro Forma CY 25E)	~$2.0B Adj. EBITDA (Pro Forma CY-25E)	~16K Employees
~10% R&D as % of Sales	Milford, MA Headquarters	NYSE:WAT Ticker

…Serving **High Volume, Regulated Applications** w/ Industry-Leading Brands

1. **Large TAM w/ Consistent Growth Drivers**
   Doubles Waters TAM to ~$40B at 5-7% growth in a broader range of regulated sources[1]
2. **Strong Strategic Fit**
   Immediate commercial impact from Waters' proven execution model
   Accelerates multiple high-growth adjacencies at once
3. **Increases Growth Stability**
   >70% of revenue annually recurring + >50% instruments replaced every 5-10 yrs
4. **An Industry-Leading Financial Outlook**
   Significant cost & revenue synergies w/ rapid path to flagship margin profile[2]
   Expected MSD-HSD revenue & Mid-Teens EPS growth[3]

Note: 1. TAM = Total Addressable Market and is based on internal management estimates. 2; 3. Statements denotes expectations on a projected and adjusted pro forma operating margin and EPS basis.

2025 WATERS CORPORATION 4

Large TAM w/ Growth Tied to Consistent Volume Expansion

Waters™ + BD Biosciences & Diagnostic Solutions

STABLE GROWTH DRIVERS

High Volume Testing Driven by Non-Discretionary Spending in **Regulated Settings**

WHERE CONSUMABLES ARE SPECCED IN

End-Markets & Demand Drivers

End-Market	Demand Drivers
Pharma QA/QC (MSD-HSD)	Quality Testing of Pharmaceuticals End-Points in Late-Stage Pharma Trials # of Biologic Medicines
Food & Environment (MSD+)	Expanding Testing Requirements (e.g. PFAS)
Microbiology (MSD-HSD)	Hospital-Based Infections Antimicrobial Resistance Challenges
Molecular Diagnostics (MSD-HSD)	Disease Burden Among Aging Population Expanding Test Menu for Disease Detection

= ~$40B TAM w/ 5-7% Market Growth

Why it Matters

TRULY RECURRING

STRONG FINANCIAL PROFILE

Note: Waters = $19B TAM, growing MSD+, BD Biosciences and Diagnostic Solutions Business = $22B TAM, growing MSD+. TAMs are based on internal management estimates. Growth rates are estimates based on internal analysis of historical, long-term market trend data. Source: Internal data and estimates, consulting data, industry reports, and market research. MSD = Mid single-digit., HSD = High single-digit.

2025 WATERS CORPORATION 5

Unmatched Strategic Fit

Waters + BD Biosciences & Diagnostic Solutions

Opportunity to Apply Waters Proven Execution Model to BD Biosciences/Dx

- **Instrument Replacement**
  Opportunity in ~70K Installed Base
- **Service Attachment Rate**
  Currently ~40% of I-Base on Plan*
- **eCommerce Adoption**
  ~20% of Reagent Revenue

*Excludes 1st yr warranty (53% w/ warranty)

Cross-Selling in Highly Complementary Customer Segments

	Waters	BD Biosciences & Diagnostic Solutions
Pharma		
QA / QC	▮▮▮▮	▮▯▯▯
Development	▮▮▮▯	▮▮▯▯
Discovery	▮▯▯▯	▮▮▮▮
Diagnostics	▮▯▯▯	▮▮▮▮
F&E[1]	▮▮▯▯	▮▯▯▯
A&G[2]	▮▯▯▯	▮▯▯▯

Accelerates Stated Strategic Ambitions in Multiple High Growth Adjacencies

- **Accelerate BioSeparations**
  Waters Chemistry Capabilities
  BD's Biologics & Reagent Capabilities
- **Bioanalytical Characterization**
  Waters Empower Integration with
  BD's Flow Cytometry & PCR Instruments
- **LC-MS in Multiplex Diagnostics**
  Waters Mass Spectrometry
  BD's Clinical Affairs & Automation / Sample Processing Capabilities

Note: 1. F&E = Food & Environmental; A&G = Academic & Government.

2025 WATERS CORPORATION 6

Biosciences & Diagnostic Solutions Increases Resilience & Growth Stability >80% of Revenue from Iconic Brands… … >70% Annually Recurring Revenue Annually Recurring Revenue Biosciences & Diagnostic Solutions >70% ™ FACSLyric Clinical ™ FACSDiscover >80% ™ BACTEC ™ Kiestra ™ BD MAX Instruments >50% Replaced Every 5-10 yrs <30% STRONG R&D SPEND AT 10% OF PRODUCT SALES Note: Instruments and recurring revenue breakdowns correspond to both companies’ 2024 results. 2025 WATERS CORPORATION 7

An Industry Leading Financial Outlook

Waters™ + BD Biosciences & Diagnostic Solutions

Waters™


6%
India Generics
GLP-1 Testing
Biologics
PFAS
China
HSD
HSD+
Historic Growth
Idiosyncratic Growth Drivers
Pricing
Headwinds
Growth Potential
Replacement Cycle
During Replacement Cycle

+

BD Biosciences & Diagnostic Solutions

MSD+

Historic Sales Growth

Waters™ + BD Biosciences & Diagnostic Solutions

~27%

Starting Adj. Operating Margin
(CY 2025 Estimate)

+

SYNERGIES

~$290M

Expected Revenue Synergies

Commercial Excellence
High-Growth Adjacencies
Cross-Selling

($145M EBITDA impact)

~$200M

Expected Cost Synergies

Waters™ + BD Biosciences & Diagnostic Solutions

MSD-HSD

Near-To-Mid-Term
Expected Sales Growth

+500 bps

Adjusted Operating Margin Expansion
Expected by 2030

Mid-Teens Adj. EPS Growth (Expected 2025-30) | Expected to be **Accretive** within 1st Year

2025 WATERS CORPORATION

8

Transaction Expected to Yield Outstanding Financial Benefits

Waters™ + BD Biosciences & Diagnostic Solutions

Significant Synergies & Value Creation

EXPECTED

~$345M
Total annualized adj. EBITDA synergies by Yr. 5

$200M
Cost synergies by Yr 3

$290M
Revenue synergies by Yr. 5
($145M adj. EBITDA impact)

An Industry-Leading Financial Outlook

EXPECTED

MSD-HSD
Revenue growth

Mid-teens%
Adj. EPS growth

~500bps
Adj. Operating margin expansion by Yr. 5

Meaningful, Rapid Accretion

EXPECTED

EPS Accretive in Year 1
(adj. EPS)

13.8x
Transaction multiple
(w/ run-rate synergies)

18.9x
Transaction multiple
(on pre-synergy basis)

Strong Free Cash Flow Profile

EXPECTED

2.3x
ND/EBITDA Day 1
(pre-potential adjustments)

>20%
Adj. FCF / Sales
(Annually on Typical Basis)

<2.0x
ND/EBITDA within 18 months

Note: Day 1 net-debt-to-EBITDA is pre-potential adjustments; FCF defined as net operating cash flow less capex; transaction multiple based on CY2025E; EBITDA multiple based on Waters (WAT) 20-day VWAP as of close on 7/11/2025

2025 WATERS CORPORATION 9

BD Biosciences/Diagnostics is a Leader in Upstream & Clinical

Waters + BD Biosciences & Diagnostic Solutions

Software Leadership in Flow Informatics

FLOWJO™

BD SynapSys™

FDA-cleared AI workflow applications for microbiology

Leading innovator in flow antibodies, dyes and assays



Innovation leader in **reagents**

~80%
Reagents as % of Flow Clinical revenue



1
Instruments
2
Informatics
3
Consumables
4
Service
80%+ Annual Recurring Revenue



Flow Cytometry
Microbiology
Fast-Growing Molecular Dx

25K+
Installed Base (Biosciences)

40K+
installed base (Diagnostic Solutions)

Resilient business model with razor / razor-blade economics



Dedicated service teams

Ranked #1 by customers

82%
BD Biosciences Net Promoter Score (NPS)

2025 WATERS CORPORATION 10

An Innovation Leader w/ Uniquely Differentiated Portfolio

Waters + BD Biosciences & Diagnostic Solutions

Biosciences — ~$1.5B FY-24 GAAP REVENUE

$7B
TAM; HSD% growth

Research Flow Cytometry

Clinical Flow Cytometry

Single-Cell Multiomics

Service & Informatics

New Breakthrough Products

FACSDiscover™ S8 and A8 flow cytometers



Rapidly growing antibody and dyes portfolio



Growing single cell multiomics menu



Diagnostic Solutions — ~$1.8B FY-24 GAAP REVENUE

$15B
TAM; MSD+% growth[1]

Microbiology Diagnostics & Automation

Molecular Diagnostics

Point of Care

Service & Informatics

New Breakthrough Products

Next-gen BD BACTEC™



High-throughput Women's Health MDx



Medium-throughput MDx: Broad menu of targeted syndromic tests



Note: 1. Excludes Cytology and COVID-only testing; Total Addressable Markets based on internal BD estimates. Category growths represent normalized expected future end-market growth rates based on internal BD estimates. FY represents BD Biosciences/Dx FY ending 9/30 for purposes of this page and where #s may not tie due to rounding. TAM = Total Addressable Market; HSD = High Single-Digits; MSD = Mid-Single-Digits. Segment Revenue stated aligns to Generally Accepted Accounting Principles (GAAP) in the U.S.

2025 WATERS CORPORATION 11

Attractive Financial Profile & Business Mix

Waters™ + BD Biosciences & Diagnostic Solutions

Innovative portfolio and highly differentiated capabilities in attractive end-markets

Well-established in attractive $22B TAM[1]

100k+ flow cytometry users; cited in 125K+ publications

Strong investment in R&D

supports a leading innovation position

Attractive growth, mix & margin profile expected

MSD+	**80%+**	**~26%**
market growth[2]	recurring revenue	adj. EBITDA margin (FY24)

Product Type



Service 10%
Microbiology 35%
Single Cell Multiomics 1%
Flow Cytometry 37%
Point of Care 4%
Molecular 13%

Geography



China 13%
LATAM 5%
APAC 10%
EMEA 29%
North America 43%

$3.4B

Total GAAP Revenue (FY24)

Note: 1. Addressable markets based on internal BD estimates; category growths represent normalized expected future market growth rates based on internal BD estimates. 2. Market growth profile on weighted average basis within TAM. FY represents BD Biosciences/Dx FY ending 9/30 for purposes of this page and where #s may not tie due to rounding

2025 WATERS CORPORATION 12

Waters is a Leader in Downstream, Regulated Applications

Waters + BD Biosciences & Diagnostic Solutions


Liquid Chromatography


Mass Spectrometry


Thermal Analysis


Light Scattering

170K+
installed base[4]

Instruments replaced every 5-7 years

Deep understanding of customer unmet needs

R&D = ~10%
of product revenues[1]



Dedicated service team
>50% of I-Base has plan attached

Ranked #1 by Customers[2]



1 Instruments
2 Informatics
3 Consumables
4 Service
Waters™

Empower™

Compliant Informatics Leader
Chromatography Data System

~80% of novel drugs
submitted to FDA, EMA, China NMPA using **Empower** informatics platform[3]



Innovation leader in
large-molecule separations

eCommerce adoption of chemistry
>40%

Note: 1. Total R&D spending as a percentage of non-service total company revenue for the year ended December 31, 2024. 2. According to SDi 2024 Analytical & Life Science Instrumentation Service Market (2021-2024 End User Perspectives), Waters has the highest service satisfaction score among all instrument vendors, while according to Technology Services Industry Association (TSIA), 2024 tNPS score over 20 points higher than benchmark average. 3. According to internal analysis, ~80% of the drugs filed with the FDA, EMA, and China National Medical Products Administration (NMPA) in 2023 were done so using our Empower software. Source: Waters data and estimates. 4. Installed base data are estimates based on internal analysis and include Wyatt.

2025 WATERS CORPORATION
13

Biosciences & Diagnostic Solutions Have Orchestrated Successful Transformation at Waters Strengthened Innovation Built Commercial Momentum Entered High Growth Adjacencies 2019 NOW PRE-2019 NOW Biologics 20% 35% EMBEDDED Bioseparations Instrument of Pharma Revs of Pharma Revs Bioanalytical OPERATING CADENCE Large Mol Large Mol Replacement characterization Service Plan 43% >50% of active I-Base of active I-Base Attachment LSD DD Clinical Growth CAGR Growth CAGR 1 2 2018-21 2021-24 eCommerce 20% >40% of Chemistry Rev. of Chemistry Rev. Adoption 10x vs. 2019 Batteries Growth levels Expand into 15% >25% of Pharma Rev. of Pharma Rev. Contract Orgs Launch TAM $12B $19B EMBEDDED Excellence STRATEGY & GTM MODEL Note: TAMs are based on internal management estimates. 1. Represents the revenue growth CAGR for the period from FY 2018 to FY 2021, calculated on a GAAP basis. 2. Represents the revenue growth CAGR for the period from FY 2021 to FY 2024, calculated on a GAAP basis. 2025 WATERS CORPORATION 14

Biosciences & Diagnostic Solutions Strong Financial Profile & Operating Performance Academic & Govt Waters Standalone Financials 11% ADJ. EBITDA MARGIN Pharma 31% Industrial $3B 58% (CY-24) Total Revenue (CY-24) 37% WAT Peer Avg 27% Europe Asia 30% 33% $1.1B Adj. EBITDA (CY-24) FCF AS % OF REV 37% Americas (CY-24) 25% WAT Peer Avg 18% Instruments 38% 31% Service 43% Adj. Operating Margin (CY-24) 19% Chemistry Note: Waters standalone financials are based on Calendar Year 2024 results. Reconciliations from GAAP to non-GAAP measures are available on the company’s website and within the 4Q24 financial results press release. Peer average results (A, AVTR, DHR, RVTY, TMO) sourced from Bloomberg. 2025 WATERS CORPORATION 15

Biosciences & Diagnostic Solutions Accelerates Innovation Journey into BioSeparations to Create a Category-Defining Company Creating Next-Generation Separation Columns by Pairing Deep Chemistry & Biology Expertise CHEMISTRY CHEMISTRY Innovation leader in AAV Separations Advanced titer options for New BIOLOGY Modalities allow interface with Leader in GMP Validated advanced detectors (MALS, CDMS) Antibodies & Reagents 2025 WATERS CORPORATION 16

Positions Flow Cytometry into Bioanalytical Characterization

Waters + BD Biosciences & Diagnostic Solutions



Brings Flow Downstream into Large Molecule QA/QC
Small mol data
Large mol data
Empower
FDA
EMA
NMPA
UV
Mass Detection
Mass Spectrometry
Light Scattering
Flow Cytometry
Others
Receptor Interaction & biological response
(Now augments w/ molecular composition & structure)
Molecular composition & structure
(Already have ~75% coverage of Large Molecule characterization attributes)

2025 WATERS CORPORATION 17

Biosciences & Diagnostic Solutions Scales Capabilities & Presence for Multiplex Diagnostics Automation Addition of BD Diagnostics will Accelerate w/ Core Lab Value Creation in ‘LC-MS into Dx’ Analyzer Adjacency Accelerate Automated Reagents Assay Menu Sample Prep Expansion Elevate 24/7 Service Methods + Global Reach into Specialty Biosciences & Diagnostic Labs Solutions Software Biosciences & Diagnostic Solutions Note: LC-MS = Liquid Chromatography-Mass Spec; Dx = Diagnostics 2025 WATERS CORPORATION 18 LC MS

Biosciences & Diagnostic Solutions Substantial Financial Benefits Expected Cost Synergies by Year 3 Revenue Synergies by Year 5 Commercial Excellence Instrument Replacement Mfg. & Supply Chain $80M $115M Service Attach & eCommerce EPS Launch Excellence accretive High Growth Adjacencies in Yr 1 Bioanalytical Characterization Commercial & Service $75M $115M Bioseparations LC-MS into Dx ~ $345M EBITDA Cross-Selling in annualized DMPK R&D and G&A $45M $60M synergies LC/LC-MS in Upstream expected by yr 5 Dx LC-MS In Specialty labs $200M $290M Total Total EBITDA ($145M EBITDA impact) 2025 WATERS CORPORATION 19

Biosciences & Diagnostic Solutions An Industry-Leading Financial Outlook Compelling 5-Year Growth Projection CY 2025E CY 2030E Revenue Growth CAGR MSD-HSD (CY 2025-30) $6.5B $9.0B Total Revenue (CY PF 25E) Total Revenue (CY PF 30E) Adj. EBITDA Growth +$1.3B $2.0B Adj. EBIT Margin Expansion ~ $3.3B 500bps 1 Adj. EBITDA (CY PF 25E) Adj. EBITDA (CY PF 30E) Adj. EPS Growth Mid-teens% (Annualized) 27% 32% Adj. Op. Margin (CY PF 25E) Adj. Op. Margin (CY PF 30E) R&D spend ~70% ~10% of product sales of Revenue Annually Recurring Note: CY = Calendar Year; PF = Pro Forma. 1. Includes approximately $100 million of estimated allocated corporate costs necessary to support the BD Biosciences & Diagnostic Solutions business 2025 WATERS CORPORATION 20

Transaction Overview

Waters™ + BD Biosciences & Diagnostic Solutions

Structure & Ownership	▸ BD to separate its Biosciences and Diagnostic Solutions business to BD shareholders and simultaneously merge SpinCo (which will own the Biosciences/Dx business) with a wholly owned subsidiary of Waters in a tax-efficient Reverse Morris Trust transaction valued at ~$17.5B ▸ Expected pro forma ownership of 60.8% for Waters shareholders and 39.2% for BD shareholders, subject to certain potential adjustments; BD to receive ~$4B cash distribution via proceeds of SpinCo debt, subject to adjustment, including for cash, working capital and indebtedness
Name & Headquarters	▸ Company name: Waters Corporation; Listing NYSE:WAT ▸ Group HQ to remain in Milford, MA; will retain significant presence in Biosciences/Dx current key locations
Management & Board of Directors	▸ Waters CEO and CFO to lead joint management team of combined entity ▸ Waters Board of Directors will remain intact, with addition of up to 2 Board Members from BD
Timing & Approvals	▸ Expected to close around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, and satisfaction of other customary closing conditions. ▸ Transaction unanimously approved by the boards of both Waters and BD

2025 WATERS CORPORATION 21

Summary: Two Businesses Uniquely Suited for Each Other

Waters™ + BD Biosciences & Diagnostic Solutions

Creates an **Innovation Leader** with **Robust Financial Strength**…

Waters™ + BD Biosciences & Diagnostic Solutions

$6.5B Revenue (Pro Forma CY 25E)	$2.0B Adj. EBITDA (Pro Forma CY-25E)	16K Employees
10% R&D as % of Sales	Milford, MA Headquarters	NYSE:WAT Ticker

…Serving **High Volume, Regulated Applications** w/ Industry-Leading Brands

1. **Large TAM w/ Consistent Growth Drivers**
   Doubles Waters TAM to ~$40B at 5-7% growth in a broader range of regulated sources[1]
2. **Strong Strategic Fit**
   Immediate commercial impact from Waters' proven execution model
   Accelerates multiple high-growth adjacencies at once
3. **Increases Growth Stability**
   >70% of revenue annually recurring + >50% instruments replaced every 5-10 yrs
4. **An Industry-Leading Financial Outlook**
   Significant cost & revenue synergies w/ rapid path to flagship margin profile[2]
   Expected MSD-HSD revenue & Mid-Teens EPS growth[3]

Note: 1. TAM = Total Addressable Market and is based on internal management estimates. 2; 3. Statements denotes expectations on a projected and adjusted pro forma operating margin and EPS basis.

2025 WATERS CORPORATION 22

CREATING A Life Science Tools & Diagnostics Leader Focused on Regulated, High-Volume Testing Q&A Session

Accelerating the New BD Strategy July 14, 2025 Exhibit 99.3

Cautionary Statement Regarding Forward-Looking Statements This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. It should also be noted that projected financial information for the combined businesses of Waters and SpinCo is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on Waters’ and BD’s operating results. Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

ACCELERATING THE NEW BD STRATEGY JULY 14, 2025 This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.” Additional Information and Where to Find It Participants in the Solicitation Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

ACCELERATING THE NEW BD STRATEGY JULY 14, 2025 In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EPS and adjusted operating margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For Calendar Year 2025, Waters’ projected adjusted EBITDA for BD’s Biosciences & Diagnostic Solutions business is approximately $925 million. Due to the SEC methodology that requires allocating BD’s corporate overhead costs (approximately $200 million), which are not required to operate the Bioscience & Diagnostic Solutions business and will not transfer post-spin, as well as approximately $100 million in one-time, non-recurring costs related to the spin-off, transaction, and restructuring, EBITDA for BD’s Biosciences & Diagnostic Solutions business in BD’s carveout financial statements for the same period would be expected to be approximately $300 million lower. Note Regarding Use of Non-GAAP Financial Measures Market and Industry Data This presentation includes estimates regarding market and industry data that BD prepared based on management’s knowledge and experience in the industry in which BD operates, together with information obtained from various sources, including publicly available information, industry reports and publications. In presenting this information, BD has made certain assumptions that BD believes to be reasonable based on such data and other similar sources and on BD’s knowledge of, and BD’s experience to date in, the industry in which BD operates. While such information is believed to be reliable for the purposes used herein, no representations are made as to the accuracy or completeness thereof and BD takes no responsibility for such information. Basis of Presentation References to “FY” refer to BD’s fiscal year, which ends September 30. Biosciences and Diagnostic Solutions refers to the Biosciences and Diagnostics Solutions business unit as a standalone business post the separation from BD. New BD refers to BD post the separation of the Biosciences and Diagnostic Solutions business unit from BD and adjusted for a full year of Advanced Patient Monitoring revenue generated during Edwards Lifesciences' ownership. Glossary AI (Artificial Intelligence); B (Billion); DCB (Drug-Coated Ballon); EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization); GLP-1 (Glucagon-Like Peptide-1); IV (Intravenous); M&A (Mergers & Acquisitions); mL (Milliliter); MSD (Mid-single-digits); M (Million); R&D (Research & Development); TIPS (Transjugular Intrahepatic Portosystemic Shunt); VAB (Vacuum Assisted Biopsy)

New Scaled pure-play medical technology company with uniquely leading positions in large, attractive end-markets, track record of innovation, and strong long-term cash generation and earnings growth fueled by BD Excellence Disciplined and balanced capital allocation framework with emphasis on shareholder returns as well as concentrated investments in high-impact innovation and commercial capabilities to deliver differentiated and durable returns Transaction creates a life science and diagnostics leader focused on high-volume testing with a leading financial outlook Maximizes BD shareholder value through ownership of combined company including upside of transaction synergies and growth opportunities, as well as capturing additional value of New BD transformation Transaction cash distribution of ~$4B will enhance BD’s capital allocation, including commitment to use at least half of cash proceeds for share repurchases Waters Transaction Unlocks Value & Accelerates New BD Strategy New BD’s MSD revenue growth profile is supported by attractive and growing end-markets and best-in-class consumables revenue ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Unlocking meaningful value for shareholders

Transaction terms

- Definitive agreement under which BD will combine its Biosciences and Diagnostic Solutions business with Waters to create a leading life science tools and diagnostics company
- Tax-efficient Reverse Morris Trust; BD shareholders will own ~39.2% of the new combined company and Waters' shareholders will own ~60.8%
- BD will receive a ~$4B cash distribution[1]

Value creation

- Transaction values BD's Biosciences & Diagnostic Solutions business at ~18.9x EBITDA[2]
- BD shareholder participation in upside value creation as Waters benefits from expected ~$345M in annualized run-rate EBITDA synergies
- BD committed to use at least half of ~$4B cash distribution[1] for share repurchases with balance for debt pay down

Timing & approvals

- Transaction expected to close around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval and satisfaction of other customary closing conditions

BD ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Please see Basis of Presentation on slide 4 and Appendix for non-GAAP reconciliations.
(1) Amount of cash distribution subject to adjustment for cash, working capital and indebtedness and in the event that additional Waters shares are issued to BD shareholders in the merger in order to achieve tax ownership threshold.
(2) EBITDA multiple based on Waters' 20-day VWAP as of close on 7/11/2025.

6

Transaction accelerates New BD strategy

Scaled, pure-play MedTech leader

- Fiscal 2024 revenue of ~$17.8B[1], with a $70B+ addressable market expected to grow at ~5%[2]
- Uniquely leading positions in large and attractive end-markets with best-in-class consumables revenue profile of over 90%

Investing in high-growth categories

- More focused investment to accelerate innovation pipeline and commercial capabilities to drive MSD revenue and strong earnings growth profile
- Expecting to invest ~$1B in R&D annually concentrated in high-impact areas at the forefront of healthcare's biggest growth trends, from biologic drug delivery to connected care and healthcare automation, to solutions for treating chronic disease such as vascular, incontinence and advanced tissue regeneration

BD Excellence and strong margin profile

- Differentiated capability that is core to our value creation flywheel – driving gross margin improvement, operating effectiveness and fueling reinvestment in innovation and commercial capabilities
- Fuels long-term revenue, earnings and cash flow growth

Optimized capital allocation strategy

- Combination of strong durable cash flows and ~$4B transaction cash distribution will enhance our capital allocation framework
- Capital allocation strategy will focus on shareholder returns through increased share buybacks, competitive dividend and focused tuck-in M&A
- Committed to continued progress toward long-term ~2.5x net leverage target

BD ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Please see Basis of Presentation on slide 4 and Appendix for non-GAAP reconciliations.
(1) Reflects comparable FY24 revenue, adjusted for a full year of Advanced Patient Monitoring revenue generated during Edwards Lifesciences' ownership.
(2) Represents normalized expected future market growth rates based on internal BD estimate.

7

New BD has leading positions in attractive end-markets expected to grow at ~5%[1]

~$17.8B FY24 Annualized Revenue by Segment and Business Unit[1]

Medical Essentials
~$6.2B



- Medication Delivery Solutions — $4.4B Revenue — #1
- Specimen Management — $1.8B Revenue — #1

$17B+ Addressable Market
~3-4% Category Growth

Connected Care[2]
~$4.3B



- Medication Management Solutions — $3.3B Revenue — #1
- Advanced Patient Monitoring — $1.0B Revenue[2] — #1

$18B+ Addressable Market
~4-5% Category Growth

BioPharma Systems
~$2.3B



- BioPharma Systems — $2.3B Revenue[3] — #1

$7B+ Addressable Market
~7-9% Category Growth

Interventional
~$5.0B



- Peripheral Intervention — $1.9B Revenue — #1
- Urology & Critical Care — $1.6B Revenue — #1
- Surgery — $1.5B Revenue — #1

$27B+ Addressable Market
~5-6% Category Growth

BD
ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Please see Basis of Presentation on slide 4 and Appendix for non-GAAP reconciliations.
(1) BD information presented is for FY24. Numbers may not tie due to rounding. Addressable markets based on internal BD estimates. Category growths represent normalized expected future market growth rates based on internal BD estimates.
(2) Reflects comparable FY24 revenue, adjusted for a full year of Advanced Patient Monitoring revenue generated during Edwards Lifesciences' ownership.
(3) Reflects FY24 revenue for the Pharmaceutical Systems business unit.

8

Strengthening innovation in core categories and expanding into high-growth adjacencies

Medical Essentials


PIVO™ Pro + BD Nexiva™ with NearPort™ IV Access
Site-Rite™ 9 Ultrasound
CentroVena One™ Central Catheter
BD® Intraosseous Vascular Access System
BD MiniDraw™
BD Vacutainer® AccuSTAT

Connected Care


HemoSphere Alta™ Smart Recovery Monitor
BD Alaris™ Infusion System
Swan IQ™ and ForeSight IQ™ Smart Sensors
BD Incada™ Cloud-Based AI Platform
VitaWave
Pyxis™ Pro
BD Pyxis™ MedBank™ 2.0
Parata Max® 2 Central Fill

BioPharma Systems


BD Effivax™
BD Neopak™ XtraFlow™
BD Vystra™ Pen Injector
BD Hypak™ Large Volume for Biologics
BD Libertas™ 5mL & 10mL
BD Evolve™

Interventional


PureWick™ Male
PureWick™ Flex Female External Catheter
Multi-Modality VAB
Low Profile Arterial Stent Graft
PureWick™ Portable
BD Scionix™ Sirolimus DCB
Phasix™ Parastomal
Avitene™ Flowable
BD Liverty™ TIPS Stent Graft
GalaFLEX™ Breast

BD ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Note: Includes recently launched and select pipeline products.

9

Unlocking long-term shareholder value New Waters transaction creates a life science and diagnostics leader focused on high-volume testing with a leading financial profile Maximizes BD shareholder value through ownership of combined company including upside of transaction synergies and growth opportunities, as well as capturing the additional value of New BD Refined value creation strategy driven by focused investments in innovation and commercial capabilities, operational excellence, and enhanced capital allocation with an emphasis on shareholder returns New BD will be a unique pure-play medical technology company with MSD growth profile supported by attractive and growing end-markets and best-in-class consumables revenue ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Appendix ACCELERATING THE NEW BD STRATEGY JULY 14, 2025

Supplemental Revenue Reconciliations For the Twelve Months Ended September 30, (Unaudited; $ in millions) Reflects Advanced Patient Monitoring Revenue for the period October 1, 2023 through September 2, 2024, giving effect as if Advanced Patient Monitoring had been acquired from Edwards Lifesciences as of October 1, 2023. During the first quarter of fiscal year 2025, Life Sciences split its former Integrated Diagnostic Solutions organizational unit into two units to better align BD resources with the distinct needs of each business. Please visit investors.bd.com for FY21 – FY24 historical data. ACCELERATING THE NEW BD STRATEGY JULY 14, 2025 (1)

Exhibit 99.4

BD today provided an update on the value creation strategy following the announced combination of BD’s Biosciences and Diagnostic Solutions business with Waters Corporation through a tax-efficient Reverse Morris Trust transaction. The transaction creates a life science and diagnostics leader focused on high-volume testing with an industry-leading financial outlook. We believe the transaction maximizes BD shareholder value through ownership of the combined company, including participation in upside value creation as Waters benefits from significant synergies and growth opportunities, all while continuing to capture additional value through New BD. The transaction values BD’s Biosciences and Diagnostic Solutions business at approximately 18.9x EBITDA1. As part of the transaction, BD will receive a cash distribution of approximately $4 billion, and is committed to using at least half for share repurchases, and the balance for debt paydown.

New BD will be a pure-play medical technology company with a deep innovation pipeline and uniquely leading positions in large and attractive end-markets. The Company will be well-positioned to capture a $70+ billion addressable market expected to grow at approximately 5%2 and will be organized across four new operating segments – Medical Essentials, Connected Care, BioPharma Systems and Interventional. We believe New BD will be uniquely positioned to address critical healthcare needs with innovative solutions that improve outcomes for patients and providers. From medical essentials to smart, connected care through robotics and AI, New BD will provide medical technologies that serve as the backbone of care delivery, while innovating to solve many of the most significant global healthcare challenges.

We anticipate New BD will benefit from greater strategic focus, a strong financial profile, and an enhanced capital allocation strategy that will unlock long-term value creation.

Durable and differentiated mid-single-digit growth and strong earnings growth profile

New BD’s growth and margin expansion ambitions reflect the opportunities created from the announced transaction, and the long-term strength of BD’s leading MedTech business and deep innovation pipeline to deliver for customers. New BD is expected to be a stronger and more focused platform for growth and value creation, with concentrated investments to accelerate innovation and commercial capabilities, cash flow, and long-term earnings accretion. This transaction positions New BD for sustained success and a differentiated value-creation profile:

•	Fiscal 2024 revenue of approximately $17.8 billion[3], with a $70+ billion addressable market expected to grow at approximately 5%[2]

•

Uniquely leading positions in large and attractive end-markets with best-in-class consumables revenue profile of over 90%, which will help drive focused investment, accelerate New BD’s innovation pipeline and enhance the company’s mid-single-digit growth and strong earnings growth profile

•

Expect to invest approximately $1 billion in R&D annually concentrated in high-impact areas at the forefront of healthcare’s biggest growth trends, from biologic drug delivery to connected care and healthcare automation, to solutions for treating chronic disease such as vascular, incontinence and advanced tissue regeneration

•

BD Excellence is a differentiated capability that is core to our value creation flywheel, driving gross margin improvement, operating effectiveness, cash generation and fueling reinvestment in innovation and commercial capabilities

Enhanced capital allocation strategy

New BD will leverage best-in-class consumables revenue and strengthened cash flows from continued BD Excellence operational initiatives and an approximately $4 billion transaction cash distribution to enhance the Company’s capital allocation framework.

[1]	EBITDA multiple based on Waters’ 20-day VWAP as of close on 7/11/2025.
[2]	Represents normalized expected future market growth rates based on internal BD estimate.
[3]	Reflects comparable FY24 revenue, adjusted for a full year of Advanced Patient Monitoring revenue generated during Edwards Lifesciences’ ownership.

July 14, 2025

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Well-positioned to execute an enhanced and consistent capital allocation strategy focused on shareholder returns through increased share buybacks, while maintaining a competitive dividend and focused tuck-in M&A

•	BD intends to use at least half of the proceeds from the distribution to repurchase shares; the balance will be used for debt repayment in line with our enhanced capital allocation policy

•	Commitment to continued progress toward the ~2.5x long-term net leverage target

BD expects to share more information regarding New BD and the Company’s go-forward strategy, deep innovation pipeline and longer-term financial outlook closer to the completion of this transaction.

Additional Information and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

It should also be noted that projected financial information for the combined businesses of Waters and SpinCo is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Waters or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Waters is unable to achieve the synergies and value creation contemplated by the proposed transaction; Waters is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Waters, BD or the combined company; Waters, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on Waters’ and BD’s operating results.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EPS and adjusted operating margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For Calendar Year 2025, Waters’ projected adjusted EBITDA for BD’s Biosciences & Diagnostic Solutions business is approximately $925 million. Due to the SEC methodology that requires allocating BD’s corporate overhead costs (approximately $200 million), which are not required to operate the Bioscience & Diagnostic Solutions business and will not transfer post-spin, as well as approximately $100 million in one-time, non-recurring costs related to the spin-off, transaction, and restructuring, EBITDA for BD’s Biosciences & Diagnostic Solutions business in BD’s carveout financial statements for the same period would be expected to be approximately $300 million lower.

Market and Industry Data

This presentation includes estimates regarding market and industry data that BD prepared based on management’s knowledge and experience in the industry in which BD operates, together with information obtained from various sources, including publicly available information, industry reports and publications. In presenting this information, BD has made certain assumptions that BD believes to be reasonable based on such data and other similar sources and on BD’s knowledge of, and BD’s experience to date in, the industry in which BD operates. While such information is believed to be reliable for the purposes used herein, no representations are made as to the accuracy or completeness thereof and BD takes no responsibility for such information.

Basis of Presentation

References to “FY” refer to BD’s fiscal year, which ends September 30.

Biosciences and Diagnostic Solutions refers to the Biosciences and Diagnostics Solutions business unit as a standalone business post the separation from BD.

New BD refers to BD post the separation of the Biosciences and Diagnostic Solutions business unit from BD and adjusted for a full year of Advanced Patient Monitoring revenue generated during Edwards Lifesciences’ ownership.

Glossary

AI (Artificial Intelligence); B (Billion); DCB (Drug-Coated Ballon); EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization); GLP-1 (Glucagon-Like Peptide-1); IV (Intravenous); M&A (Mergers & Acquisitions); mL (Milliliter); MSD (Mid-single-digits); M (Million); R&D (Research & Development); TIPS (Transjugular Intrahepatic Portosystemic Shunt); VAB (Vacuum Assisted Biopsy)